SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

International Paper Company
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

460146103
(CUSIP Number)

March 28, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 5 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460146103	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON SENATOR INVESTMENT GROUP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 23,088,500
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 23,088,500
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,088,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 460146103	13G	Page 3 of 6 Pages

Item 1(a).	NAME OF ISSUER

International Paper Company

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

6400 Poplar Avenue, Memphis, TN 38197

Item 2(a).	NAME OF PERSON FILING

Senator Investment Group LP

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The principal business office of Senator Investment Group LP is: 510 Madison Avenue 28th Floor New York, NY 10022

Item 2(c).	CITIZENSHIP

Senator Investment Group LP is a Delaware limited partnership.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $1.00 per share

Item 2(e).	CUSIP NUMBER

460146103

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: Not applicable.

CUSIP No. 460146103	13G	Page 4 of 6 Pages

Item 4.	OWNERSHIP

(a) Amount beneficially owned: 23,088,500

(b) Percent of class: 5.2%

(c) Number of shares as to which such person has:

              (i)   Sole power to vote or to direct the vote: 23,088,500

(ii)  Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 23,088,500

(iv) Shared power to dispose or to direct the disposition of: 0

Senator Investment Group LP, a Delaware limited partnership, serves as investment manager to two Delaware limited partnerships, four Cayman Islands limited partnerships, and a Cayman Islands company (collectively, the "Funds"), and as such, has investment discretion with respect to the Funds. Douglas Silverman, a United States citizen, and Alexander Klabin, a United States citizen, have control of a Delaware limited liability company that may be deemed to control Senator Investment Group LP.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

The partners and shareholders of the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities reported herein held by the Funds in accordance with their respective ownership interests in the Funds.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

CUSIP No. 460146103	13G	Page 5 of 6 Pages

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

By signing below the Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 460146103	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: March 28, 2013

SENATOR INVESTMENT GROUP LP

/s/ Evan Gartenlaub
Name: Evan Gartenlaub
Title: General Counsel